UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

BioDrain Medical, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

09071P109
(CUSIP Number)

SOK Partners, LLC

122 Willow Street

Brooklyn, New York 11217

Attn: Dr. Samuel Herschkowitz

(718) 624-6277

with copies to:

Goodwin Procter llp

620 Eighth Avenue

New York, New York 10018

Attn: Jeffrey A. Legault, Esq.

(212) 813-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON: SAMUEL HERSCHKOWITZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,043,147
	8	SHARED VOTING POWER 48,255,949
	9	SOLE DISPOSITIVE POWER 42,043,147
	10	SHARED DISPOSITIVE POWER 48,255,949

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,599,096
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.8%[1]
14	TYPE OF REPORTING PERSON IN

1 Calculated based upon 151,448,821 shares of the Issuer’s common stock outstanding, which include (i) 99,060,672 shares of common stock outstanding as of November 7, 2012, as reported by the Issuer to the Reporting Persons, (ii) the 18,675,539 shares of common stock issuable upon the conversion of the outstanding principal amount and accrued interest under the First Note, as more fully described in Item 3 below, (iii) the 25,775,179 shares of common stock issuable upon conversion of the current outstanding principal amount and accrued interest under the Grid Note, as more fully described in Item 3 below, (iv) the 6,000,000 shares of common stock issuable upon the exercise of Mr. Kornberg’s options granted under the CEO Employment Agreement, as more fully described in Item 3 below, (v) the 765,608 shares of common stock issuable to Dr. Herschkowitz pursuant to the Second Note Purchase Agreement, as more fully described in Item 3 below, and (vi) the 1,171,823 shares of common stock issuable in the aggregate to the assignees of the Assigned Note Purchase Agreements, as more fully described in item 3 below.

1	NAME OF REPORTING PERSON: JOSHUA KORNBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,300,000
	8	SHARED VOTING POWER 48,255,949
	9	SOLE DISPOSITIVE POWER 6,300,000
	10	SHARED DISPOSITIVE POWER 48,255,949

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,599,096
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.8%[2]
14	TYPE OF REPORTING PERSON IN

2 See Footnote 1.

1	NAME OF REPORTING PERSON: SOK PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW JERSEY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,255,949
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 48,255,949
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,599,096
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.8%[3]
14	TYPE OF REPORTING PERSON OO

3 See Footnote 1.

1	NAME OF REPORTING PERSON: ATLANTIC PARTNERS ALLIANCE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,255,949
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,255,949

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,599,096
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.58%[4]
14	TYPE OF REPORTING PERSON OO

4 See Footnote 1.

This Amendment No. 7 is filed by Samuel Herschkowitz, Joshua Kornberg, SOK Partners, LLC and Atlantic Partners Alliance LLC (collectively, the “Reporting Persons”), and amends and supplements the statement on Schedule 13D (the “Statement”) originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on April 6, 2012, Amendment No. 1 thereto filed with the SEC on April 17, 2012, Amendment No. 2 thereto filed with the SEC on April 24, 2012, Amendment No. 3 thereto filed with the SEC on May 17, 2012, Amendment No. 4 thereto filed with the SEC on June 7, 2012, Amendment No. 5 thereto filed with the SEC on August 15, 2012, and Amendment No. 6 thereto filed with the SEC on August 20, 2012, with respect to the common stock, par value $0.01 per share (the “Shares”), of BioDrain Medical, Inc., a Minnesota corporation (the “Issuer”). All references herein to the Statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented by Amendment No. 1 thereto, Amendment No. 2 thereto, Amendment No. 3 thereto, Amendment No. 4 thereto, Amendment No. 5 thereto, Amendment No. 6 thereto, and hereby.

Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Statement, and unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.

The Reporting Persons previously entered into the Joint Filing Agreement, a copy of which was filed as Exhibit 99.1 to the Statement, and which is incorporated herein by reference thereto.

Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a “group” as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Act.

Item 1.	Security and Issuer.

Response unchanged.

Item 2.	Identity and Background.

Response unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and replaced in its entirety as follows:

Mr. Kornberg was issued 300,000 Shares on or about March 9, 2012 pursuant to a Letter Agreement, dated as of March 13, 2012, between Mr. Kornberg and the Issuer (the “March 13 Letter Agreement”), as compensation for services rendered to the Issuer. On August 13, 2012, Mr. Kornberg and the Issuer entered into an Employment Agreement (the “CEO Employment Agreement”) pursuant to which Mr. Kornberg was granted options to purchase 6,000,000 Shares at an exercise price of $0.08 per Share. Such options were fully vested upon the grant date and expire ten years following such grant date. Mr. Kornberg may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 6,000,000 Shares issuable upon exercise of such options.

Pursuant to the terms of an Amended and Restated Note Purchase Agreement, dated as of December 20, 2011, between Dr. Herschkowitz and the Issuer (the “First Note Purchase Agreement”), in exchange for a loan in cash in the amount of $240,000 from Dr. Herschkowitz to the Issuer, the Issuer issued to Dr. Herschkowitz a Convertible Promissory Note (the “First Note”), dated December 20, 2011, in the original principal amount of $240,000. The First Note is convertible, in part or in full and at any time during which the First Note remains outstanding, into a number of Shares equal to the outstanding principal amount of, and accrued interest under, the First Note divided by $0.014 per Share, subject to adjustment for certain events. On August 15, 2012, the conversion price under the First Note was adjusted from $0.065 per Share to $0.014 per Share pursuant to the Forbearance Agreement (as defined below).

As long as any amount payable under the First Note remains outstanding, Dr. Herschkowitz or his designee is entitled to appoint a special advisor to the Issuer’s board of directors, who will be appointed as a member of the Board upon request. Pursuant to this authority, Josh Kornberg was appointed to the Board on March 9, 2012. Under the First Note Purchase Agreement, Dr. Herschkowitz may be entitled to receive additional Shares as compensation for the attendance by his nominee at board of directors meetings, should he elect to receive such compensation in Shares in lieu of cash.

Pursuant to the First Note Purchase Agreement, the Issuer has issued to Dr. Herschkowitz an equity bonus consisting of 1,600,000 Shares. An additional 7,500,000 Shares were issued to Dr. Herschkowitz as a penalty upon the occurrence of an event of default under the First Note.

As of the date hereof, the outstanding principal amount under the First Note is convertible into 17,142,857 Shares. In addition, the accrued interest under the First Note of $21,457.54 as of October 31, 2012 is convertible into 1,532,682 Shares. Dr. Herschkowitz used available personal funds to acquire the First Note from the Issuer.

Pursuant to the terms of a Note Purchase Agreement, dated as of March 28, 2012, between SOK Partners, LLC (“SOK Partners”) and the Issuer (the “SOK Note Purchase Agreement”), in exchange for a loan in cash of up to $600,000 from SOK Partners to the Issuer, the Issuer issued to SOK Partners a Convertible Promissory Grid Note (the “Grid Note”), dated March 28, 2012, in the original principal amount of up to $600,000. The Grid Note is convertible, in part or in full and at any time during which the Grid Note remains outstanding, into a number of Shares equal to the outstanding principal amount of, and accrued interest under, the Grid Note divided by $0.014, subject to adjustment for certain events. On August 15, 2012, the conversion price under the Grid Note was adjusted from $0.065 per Share to $0.014 per Share pursuant to the Forbearance Agreement (as defined below).

As of the date hereof, the outstanding principal amount under the Grid Note is $357,282 and is convertible into 25,520,143 Shares. In addition, the accrued interest under the Grid Note of $3,570.51 as of October 31, 2012 is convertible into 255,036 Shares. SOK Partners used its working capital to acquire the Grid Note from the Issuer.

As long as any amount payable under the Grid Note remains outstanding, SOK Partners or its designee is entitled to appoint a special advisor to the Issuer’s board of directors, who will be appointed as a member of the board upon request. In addition, the Issuer is required to issue two installments of an equity bonus to SOK Partners in the form of Shares valued at the rate of $0.065 per Share. The Issuer has issued to SOK Partners such two installments, in each case consisting of 4,615,385 Shares per installment.

Until the maturity date of the Grid Note, if the Issuer obtains financing from any other source without the consent of SOK Partners, then the Issuer is required to issue additional bonus equity with an aggregate value of $600,000 (assuming a value per Share of $0.014) less the aggregate advances under the Grid Note made prior to such time.

On August 15, 2012, the Issuer entered into a letter agreement (the “Forbearance Agreement”) with Dr. Herschkowitz (both on his own behalf and on behalf of Atlantic Partners) and SOK Partners pursuant to which Dr. Herschkowitz and SOK Partners agreed to (i) forbear from enforcing their rights under the First Note and the Grid Note in connection with certain events of default thereunder, (ii) terminate the Anti-Dilution Agreement (as defined in Item 6 below) and (iii) extend the maturity date of each of the First Note and the Grid Note to December 31, 2012. In consideration of such agreements, the Issuer issued to each of Dr. Herschkowitz and SOK Partners 13,250,000 Shares and agreed to adjust the conversion price under each of the First Note and the Grid Note to $0.014 per Share.

Pursuant to the terms of a Note Purchase Agreement, dated as of November 6, 2012, between Dr. Herschkowitz and the Issuer (the “Second Note Purchase Agreement”), in exchange for a loan in cash in the amount of $50,000 from Dr. Herschkowitz to the Issuer, the Issuer issued a promissory note (the “Second Note”) in the principal amount of $50,000 and agreed to issue to Dr. Herschkowitz an equity bonus of 765,608 Shares. The Second Note is convertible into Shares at the Issuer’s option upon the occurrence of certain specified events described in the Second Note.

Also on November 6, 2012, Dr. Herschkowitz and the Issuer entered into three additional Note Purchase Agreements (the “Assigned Note Purchase Agreements”) pursuant to which Dr. Herschkowitz advanced an aggregate of $106,243 to the Issuer and the Issuer agreed to issue an aggregate of 1,171,823 Shares to Dr. Herschkowitz as an equity bonus. Immediately following their execution by Dr. Herschkowitz and the Issuer, the Assigned Note Purchase Agreements (including the right to receive any equity bonuses thereunder) were assigned by Dr. Herschkowitz to third parties unrelated to the Reporting Persons.

The foregoing descriptions of the March 13 Letter Agreement, the First Note Purchase Agreement, the First Note, the SOK Note Purchase Agreement, the Grid Note, the Forbearance Agreement, the Second Note Purchase Agreement and the Assigned Note Purchase Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the March 13 Letter Agreement, attached as Exhibit 99.2 hereto, is incorporated herein by reference. A copy of the First Note Purchase Agreement and form of First Note, listed as Exhibit 99.3 hereto, is incorporated herein by reference to Exhibit 10.24 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 3, 2012. A copy of the SOK Note Purchase Agreement and the form of Grid Note, listed as Exhibit 99.4 hereto, is incorporated herein by reference to Exhibit 10.23 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 3, 2012. A copy of the Second Note Purchase Agreement, attached as Exhibit 99.9 hereto, is incorporated herein by reference. Copies of each of the Assigned Note Purchase Agreements, attached as Exhibit 99.10 through 99.12 hereto, are incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and replaced in its entirety as follows:

The information set forth in Items 3 and 6 of this Statement is incorporated herein by reference.

Pursuant to the First Note Purchase Agreement, Mr. Kornberg is a member of the Issuer’s board of directors. Mr. Kornberg is also President and Chief Executive Officer of the Issuer.

The transactions contemplated by the March 13 Letter Agreement, the First Note Purchase Agreement, the First Note, the SOK Note Purchase Agreement, the Grid Note, the Forbearance Agreement, the Second Note Purchase Agreement and the Assigned Note Purchase Agreements have resulted in, or will result in, as applicable, certain actions specified in Items 4(a) through (j) of Schedule 13D, including the acquisition by any person of additional securities of the Issuer. On an ongoing basis, the Reporting Persons will review the Issuer’s operating, management, business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, from time to time, determine to increase or decrease such Reporting Persons’ ownership of Shares, vote to approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

The Reporting Persons intend to encourage the Issuer to explore various strategic alternatives with the objective of raising additional capital for the Issuer, which may include a merger with another company which already possesses the necessary additional capital.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and replaced in its entirety as follows:

(a) The Reporting Persons may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”)), in the aggregate, 96,599,096 Shares (including Shares issuable upon the conversion of the amounts outstanding under the First Note and the Grid Note), representing approximately 63.8% of the outstanding Shares (calculated based upon 151,448,821 Shares outstanding, which include (i) 99,060,672 Shares outstanding as of November 7, 2012, as reported by the Issuer to the Reporting Persons, (ii) the 18,675,539 Shares issuable upon the conversion of the outstanding principal amount and accrued interest under the First Note, as more fully described in Item 3 above, (iii) the 25,775,179 Shares issuable upon conversion of the current outstanding principal amount and accrued interest under the Grid Note, as more fully described in Item 3 above, (iv) the 6,000,000 Shares issuable upon the exercise of Mr. Kornberg’s options granted under the CEO Employment Agreement, as more fully described in Item 3 above, (v) the 765,608 Shares issuable to Dr. Herschkowitz pursuant to the Second Note Purchase Agreement, as more fully described in Item 3 above, and (vi) the 1,171,823 Shares issuable in the aggregate to the assignees of the Assigned Note Purchase Agreements, as more fully described in item 3 above.

(b) Dr. Herschkowitz is the record holder of 22,602,000 Shares, may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 18,675,539 Shares issuable upon the conversion of the aggregate outstanding principal amount and accrued interest of $261,457.54 under the First Note and the 765,608 Shares issuable to him pursuant to the Second Note Purchase Agreement (in each case as described in Item 3 above), and has sole voting power and sole dispositive power with respect to all of such Shares. Dr. Herschkowitz, by virtue of his relationship with SOK Partners, Atlantic Partners and Mr. Kornberg as described in Item 2 above, may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 22,480,770 Shares which SOK Partners directly beneficially owns, the 25,775,179 Shares issuable to SOK Partners upon the conversion of the currently aggregate outstanding principal amount and accrued interest of $360,852.51 under the Grid Note (as described in Item 3 above), the 300,000 Shares which Joshua Kornberg directly beneficially owns, and the 6,000,000 Shares issuable to Mr. Kornberg upon the exercise of options granted under the CEO Employment Agreement, which Mr. Kornberg may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act). Because he is one of the two members of Atlantic Partners, Dr. Herschkowitz may be deemed to have shared voting power and shared dispositive power with Mr. Kornberg with respect to the 22,480,770 Shares which SOK Partners directly beneficially owns and the 25,775,179 Shares issuable to SOK Partners upon the conversion of the aggregate outstanding principal amount and accrued interest of $360,852.51 under the Grid Note (as described in Item 3 above).

Mr. Kornberg is the record holder of 300,000 Shares and has sole voting power and sole dispositive power with respect to all of such Shares. Mr. Kornberg may also be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 6,000,000 Shares issuable upon the exercise of Mr. Kornberg’s stock options granted under the CEO Employment Agreement. Mr. Kornberg, by virtue of his relationship with SOK Partners, Atlantic Partners and Dr. Herschkowitz as described in Item 2 above, may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 22,480,770 Shares which SOK Partners directly beneficially owns, the 25,775,179 Shares issuable to SOK Partners upon the conversion of the aggregate outstanding principal amount and accrued interest of $360,852.51 under the Grid Note (as described in Item 3 above), the 22,602,000 Shares which Dr. Herschkowitz directly beneficially owns, and the 18,675,539 Shares issuable to Dr. Herschkowitz upon the conversion of the aggregate outstanding principal amount and accrued interest of $261,457.54 under the First Note (as described in Item 3 above) and the 765,608 Shares issuable to Dr. Herschkowitz pursuant to the Second Note Purchase Agreement (as described in Item 3 above). Because he is one of the two members of Atlantic Partners, Mr. Kornberg may be deemed to have shared voting power and shared dispositive power with Dr. Herschkowitz with respect to the 22,480,770 Shares which SOK Partners directly beneficially owns and the 25,775,179 Shares issuable to SOK Partners upon the conversion of the aggregate outstanding principal amount and accrued interest of $360,852.51 under the Grid Note (as described in Item 3 above).

SOK Partners is the record holder of 22,480,770 Shares, may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 25,775,179 Shares issuable to SOK Partners upon the conversion of the aggregate outstanding principal amount and accrued interest of $360,852.51 under the Grid Note (as described in Item 3 above), and has sole voting power and sole dispositive power with respect to all of such Shares. SOK Partners, by virtue of its relationship with Dr. Herschkowitz and Mr. Kornberg as described in Item 2 above, may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 22,602,000 Shares which Dr. Herschkowitz directly beneficially owns, the 18,675,539 Shares issuable to Dr. Herschkowitz upon the conversion of the aggregate outstanding principal amount and accrued interest of $261,457.54 under the First Note (as described in Item 3 above), the 300,000 Shares which Mr. Kornberg directly beneficially owns and the 6,000,000 Shares issuable to Mr. Kornberg upon the exercise of options granted under the CEO Employment Agreement, which Mr. Kornberg may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act).

Atlantic Partners is not the record holder of any Shares. By virtue of its being the sole member of SOK Partners, Atlantic Partners may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 22,480,770 Shares which SOK Partners directly beneficially owns and the 25,775,179 Shares issuable to SOK Partners upon the conversion of the aggregate outstanding principal amount and accrued interest of $360,852.51 under Grid Note (as described in Item 3 above). Because Dr. Herschkowitz and Dr. Kornberg are the two members of Atlantic Partners, Atlantic Partners may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 22,602,000 Shares which Dr. Herschkowitz directly beneficially owns, the 18,675,539 Shares issuable to Dr. Herschkowitz upon the conversion of the aggregate outstanding principal amount and accrued interest of $261,457.54 under the First Note (as described in Item 3 above), the 765,608 Shares issuable to Dr. Herschkowitz pursuant to the Second Note Purchase Agreement (as described in Item 3 above), the 300,000 Shares which Mr. Kornberg directly beneficially owns, and the 6,000,000 Shares issuable to Mr. Kornberg upon the exercise of options granted under the CEO Employment Agreement, which Mr. Kornberg may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act).

As of the date hereof, none of the Reporting Persons owns any Shares other than the Shares described in this Statement.

(c) The information set forth in Item 3 of this Statement is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and replaced in its entirety with the following:

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

Pursuant to Rule 13-d1(k) promulgated under the Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Pursuant to a letter agreement, dated March 14, 2012, between the Issuer and Atlantic Partners (the “Anti-Dilution Agreement”), Atlantic Partners was granted certain anti-dilution rights with respect to Shares in the event that the Issuer issues Shares to an person other than Atlantic Partners or its affiliates within 120 days of March 14, 2012. The Anti-Dilution Letter was terminated on August 15, 2012 pursuant to the Forbearance Agreement.

SOK Partners and Dr. Herschkowitz are parties to a Letter Agreement dated March 28, 2012 (the “March 28 Letter Agreement”) pursuant to which, among other things, SOK Partners and Dr. Herschkowitz have agreed that payment of any and all indebtedness (together with the security interests related thereto) under the SOK Note Purchase Agreement and the Grid Note are subordinate to the prior payment in full of all of the indebtedness (and related security interests) under the First Note Purchase Agreement and the First Note. In addition, Dr. Herschkowitz agreed that, should SOK Partners exercise its conversion rights under the Grid Note, then he will exercise his conversion right to convert a pro rata portion of the indebtedness under the First Note.

On August 13, 2012, Mr. Kornberg and the Issuer entered into the CEO Employment Agreement, pursuant to which Mr. Kornberg was granted options to purchase 6,000,000 Shares at an exercise price of $0.08 per Share. Such options were fully vested upon the grant date and expire ten years following such grant date. Under the CEO Employment Agreement, Mr. Kornberg will also receive annual equity incentive grants (stock options, restricted stock or other stock-based awards) with respect to each calendar year ending during the term. The target aggregate grant date fair value of each annual grant will be 200% of his base salary, subject to increase. Each annual grant will vest in the amounts of 50%, 25% and 25% on the first, second and third anniversaries of the grant date, respectively.

The foregoing descriptions of the Anti-Dilution Agreement, the March 28 Letter Agreement and the CEO Employment Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Anti-Dilution Agreement, attached as Exhibit 99.5 hereto, is incorporated herein by reference. A copy of the March 28 Letter Agreement, attached as Exhibit 99.6 hereto, is incorporated herein by reference. A copy of the CEO Employment Agreement, attached as Exhibit 99.7 hereto, is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby supplemented by the following:

Exhibit 99.9  Note Purchase Agreement, dated as of November 6, 2012, between Dr. Samuel Herschkowitz and BioDrain Medical, Inc.

Exhibit 99.10  Note Purchase Agreement, dated as of November 6, 2012, between Dr. Samuel Herschkowitz and BioDrain Medical, Inc.

Exhibit 99.11  Note Purchase Agreement, dated as of November 6, 2012, between Dr. Samuel Herschkowitz and BioDrain Medical, Inc.

Exhibit 99.12  Note Purchase Agreement, dated as of November 6, 2012, between Dr. Samuel Herschkowitz and BioDrain Medical, Inc.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 8, 2012

SAMUEL HERSCHKOWITZ

/s/ Samuel Herschkowitz
Samuel Herschkowitz

JOSHUA KORNBERG

/s/ Joshua Kornberg
Joshua Kornberg

SOK PARTNERS, LLC

By: Atlantic Partners Alliance LLC, its sole member

	By:	/s/ Samuel Herschkowitz
Name: Samuel Herschkowitz
Title: President

ATLANTIC PARTNERS ALLIANCE LLC

	By:	/s/ Samuel Herschkowitz
Name: Samuel Herschkowitz
Title: President